UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

September 29, 2026

Mak Don Don Inc.

(Exact name of issuer as specified in its charter)

Wyoming	39-3766450
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

505 Montgomery Street, 10th & 11th Floor

San Francisco, California 94111

(Full mailing address of principal executive offices)

646-287-2368

(Issuer's telephone number, including area code)

Common Stock, par value $0.00 per share

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Quarterly Unaudited Financial Statements. The Company is releasing its unaudited financial statements for the three months ended August 31, 2026, the first quarter of its fiscal year ending May 31, 2027. This report updates the interim results previously released by the Company for the two months ended July 31, 2026 in its Current Report on Form 1-U filed on August 6, 2026; the three-month period presented herein includes that period.

Results of Operations. For the three months ended August 31, 2026, the Company recognized revenue of $6,000 from licensing agreement fees under the Trademark License and Market Entry Services Agreement dated June 1, 2026 and incurred a net loss of $16,380. All of the revenue was derived from a single customer, Mr Mak Food Ltd, the licensee under that agreement, which is not a related party of the Company. Operating expenses of $22,380 comprised independent consultant fees of $10,000 for preparation of the market entry report and administrative expenses of $12,380, comprising the management fee of $1,000 paid to the Company's Chief Operating Officer, $800 of packaging samples and trial-run consumables incurred in preparation for the commencement of operations and $10,580 of travel and entertainment comprising plane tickets of $6,100, hotel accommodation of $2,940 and food and beverage of $1,540, all paid in cash. No depreciation was recognized during the period, as the machinery and equipment acquired in August 2026 had not been placed in service as of August 31, 2026.

Liquidity and Capital Resources. As of August 31, 2026, the Company had cash and cash equivalents of $9,120, food packaging inventories of $7,000, machinery and equipment, net, of $13,500, accounts payable of $240 and total stockholders' equity of $29,380. During the three months then ended, the Company purchased point-of-sale machines from a Hong Kong supplier for $12,000, incurred capitalized freight and duty of $1,500, purchased food packaging inventories of $7,000, incurred $800 of packaging samples and trial-run consumables and incurred $10,580 of travel and entertainment. Net cash used in operating activities was $23,380 and net cash used in investing activities was $13,500.

Commencement of Operations and Planned Ramp-Up of Operations. The Company commenced its revenue-generating operations during the three months ended August 31, 2026, recognizing $6,000 of revenue under its Trademark Licence and Market Entry Services Agreement with Mr Mak Food Ltd and acquiring its first point-of-sale machines and food packaging materials. The inventories of $7,000 and machinery and equipment of $13,500 on the balance sheet as of August 31, 2026 accordingly represent the Company's first tranche of operating assets rather than the full scale of the operations contemplated. Management continues to shop around for the Company's requirements: it is actively sourcing, comparing and negotiating with prospective suppliers of packaging and ingredients, equipment vendors and landlords, and has not yet committed to the additional quantities, suppliers or premises it will need as volumes grow.

The Board of Directors is committed to the ramp-up of the Company's operations, and has resolved that the Company will purchase at least $150,000 of additional inventories, machinery and equipment and enter into lease agreements for the premises from which the Company will operate. The Company expects this programme to be financed from the Company's operating income, and, to the extent that operating income is insufficient, the shortfall will be funded by the Company's Chief Operating Officer or a Director of the Company as a loan to the Company.

Financial Statements. Set forth below are the unaudited financial statements of the Company for the three months ended August 31, 2026. The unaudited financial statements should be read in conjunction with the audited financial statements of the Company for the transition period ended May 31, 2026 included in its Annual Report on Form 1-K.

Mak Don Don Inc

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Mak Don Don Inc

Balance Sheets

As of August 31, 2026 and May 31, 2026

(Stated in US Dollars)

	(Unaudited)	(Audited)
	August 31, 2026	May 31, 2026
ASSETS
Cash and Cash Equivalents	$9,120	$46,000
Inventories	7,000	–
Machinery and Equipment, net	13,500	–
Total Assets	$29,620	$46,000

LIABILITIES
Accounts Payable	240	240
Total Liabilities	240	240

STOCKHOLDERS' EQUITY
Common Stock, $0.00 par value; 100,000,000 shares authorized; 10,000,000 shares issued and outstanding	–	–
Additional Paid-in Capital	307,000	307,000
Accumulated Deficit	(277,620)	(261,240)
Total Stockholders' Equity	29,380	45,760

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$29,620	$46,000

See accompanying notes to the financial statements

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Mak Don Don Inc

Unaudited Statement of Comprehensive Loss

For the Three Months Ended August 31, 2026 and the Period from June 27, 2025 (Inception) to August 31, 2025

(Stated in US Dollars)

	Three Months Ended	Period from June 27, 2025 (Inception)
	August 31, 2026	to August 31, 2025
Revenue	$6,000	$–
Cost of Goods Sold	–	–
Gross Profit	6,000	–

Operating Expenses:
Consultant Fee	10,000	10,000
Administrative Expenses	12,380	31,540
Total Operating Expenses	22,380	41,540

Loss from Operations	(16,380)	(41,540)
Other Expenses	–	–
Loss Before Income Taxes	(16,380)	(41,540)
Income Tax Expense	0	0
Net Loss	(16,380)	(41,540)
Other Comprehensive Loss	–	–
Comprehensive Loss	$(16,380)	$(41,540)

Net Loss per Share - Basic and Diluted	$(0.00)	$(0.01)

Weighted Average Shares Outstanding	10,000,000	7,000,000

See accompanying notes to unaudited financial statements

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Mak Don Don Inc

Audited Statement of Changes in Stockholders' Equity

For the Period from June 27, 2025 (Inception) to May 31, 2026

and

Unaudited Statement of Changes in Stockholders' Equity

For the Period from June 1, 2026 to August 31, 2026

(Stated in US Dollars)

	Common Stock
	Shares	Amount	APIC	Accum. Deficit	Total Equity
Balance - June 27, 2025	0	$–	$–	$–	$–
Shares Issued (Jun 27, 2025)	7,000,000	–	7,000	–	7,000
Net Loss (Jun 27 - Aug 31, 2025)	–	–	–	(41,540)	(41,540)
Balance - August 31, 2025	7,000,000	$–	$7,000	$(41,540)	$(34,540)

Shares Issued (Reg A)	3,000,000	–	300,000	–	300,000
Net Loss (Sep 1, 2025 - May 31, 2026)	–	–	–	(219,700)	(219,700)
Balance - May 31, 2026	10,000,000	$0	$307,000	$(261,240)	$45,760

Net Loss (Jun 1 - Aug 31, 2026)	–	–	–	(16,380)	(16,380)
Balance - August 31, 2026	10,000,000	$0	$307,000	$(277,620)	$29,380

See accompanying notes to the financial statements

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Mak Don Don Inc

Unaudited Statement of Cash Flows

For the Three Months Ended August 31, 2026 and the Period from June 27, 2025 (Inception) to August 31, 2025

(Stated in US Dollars)

	Three Months Ended	Period from June 27, 2025 (Inception)
	August 31, 2026	to August 31, 2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(16,380)	$(41,540)
Changes in operating assets and liabilities:
Inventories	(7,000)	–
Accounts Payable	–	240
Net Cash Used in Operating Activities	(23,380)	(41,300)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Machinery and Equipment	(13,500)	–
Net Cash Used in Investing Activities	(13,500)	–

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Common Stock	–	7,000
Proceeds from Related Party Payables	–	43,000
Net Cash Provided by (Used in) Financing Activities	–	$50,000

Net (Decrease) Increase in Cash	$(36,880)	$8,700
Cash, Beginning of Period	46,000	–
Cash, End of Period	$9,120	$8,700

See accompanying notes to unaudited financial statements

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Mak Don Don Inc

Notes to Unaudited Financial Statements

For the Three Months Ended August 31, 2026

Note 1 – Description of Business and Organization

Mak Don Don Inc ("we", "us", and the "Company") was organized under the laws of the state of Wyoming on June 27, 2025. The Company is authorized to issue 100,000,000 shares of common stock at a par value of $0.00 per share. The initial share capital of the Company consisted of 7,000,000 shares of common stock issued for a cash consideration of $7,000. Subsequently, the Company issued an additional 3,000,000 shares of common stock issued for a cash consideration of $300,000. As of May 31, 2026, the Company has 10,000,000 shares of common stock issued and outstanding. The address of the Company’s principal executive office is 505 Montgomery Street, 10th and 11th Floor, San Francisco, CA 94111.

Description of Business

The Company operates a micro-street front takeaway concept built around “live-fire wok cooking, ready in moments.” The menu is purposefully concise – fixed -price combos of “rice with two dishes” or “rice with three dishes” – flash-cooked on site in 30 minutes to lock in flavor. With a light-asset footprint, no dine-in space, and industry-leading sales per square foot, the concept is strategically positioned along the daily paths of office workers and neighborhood residents, delivering a new urban dining paradigm that pairs peak efficiency with unmistakable wok-hei soul.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

These accompanying unaudited financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended August 31, 2026 are not necessarily indicative of the results that may be expected for the fiscal year ending May 31, 2027.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

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Going Concern

The Company’s financial statements are prepared on a going concern basis in accordance with U.S. GAAP. This presentation contemplates the realization of assets and the satisfaction of liabilities in the normal course of business and does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described below.

At each reporting period, in accordance with ASC 205-40, Going Concern, the Company’s management evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date of the financial statements are issued. Substantial doubt about a Company’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate that it is probable that the Company will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued.

The Company generated revenue of $6,000 and incurred a net loss of $16,380 during the three months ended August 31, 2026. The Company has a cash reserve of $9,120, inventories of $7,000, machinery and equipment of $13,500 and accounts payable of $240 at the end of the period. The Company funded the purchase of machinery and equipment, including capitalized freight and duty, the purchase of inventories and its operating expenses out of its existing cash resources. However, the Company remains dependent on generating sufficient revenue to cover operating expenses or future financing to sustain operations, which raises substantial doubt about the Company's ability to continue as a going concern within one year after the date of the financial statements are issued.

The Company’s management anticipates the Company’s operations to continue to ramp up and generate more revenue to cover operating expenses. If the Company’s operations are successful in generating sufficient revenue to cover operating expenses, the Company can place less reliance on the financial support of its director and controlling shareholder and cover its operating expenses and meet obligations as they come due. However, if the Company’s operations are unsuccessful in generating sufficient revenue to cover all its operating expenses and meet obligations as they come due, the Company plans to continue to rely upon the financial support of its director and controlling shareholder. As of the financial statements issuance date, it is unclear whether management’s plan will be effectively implemented within one year after the date of the financial statements are issued. There is no assurance that the Company will be successful in securing sufficient financing, and the Company faces significant hurdles to reach the point where the Company generates sufficient revenue to cover its operating expenses and meet obligations as they come due. Therefore, there is substantial doubt about the Company’s ability to continue as a going concern.

Cash and Cash Equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with maturity from the purchase date of three months or less.

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Inventories

Inventories consist of food packaging materials and are stated at the lower of cost or net realizable value, with cost determined on a first-in, first-out basis.

Machinery and Equipment

Machinery and equipment are stated at cost less accumulated depreciation and impairment. Cost comprises the purchase price and directly attributable costs of bringing the asset to its location and condition for use, including freight, duty and handling. The point-of-sale ("POS") machines purchased from a Hong Kong supplier are capitalized within machinery and equipment.

Depreciation

Depreciation is provided on the straight-line basis over the estimated useful lives of the assets. Machinery and equipment are depreciated over five years. Depreciation commences when the asset is available for use.

Segments

Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”), who is our director, in deciding how to allocate resources and assessing performance. During the three months ended August 31, 2026, all material operations are within the United States. Our chief operating decision maker allocates resources and assesses performance based upon financial information at the management level.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To achieve this, the Company applies the five-step model prescribed by ASC 606 that includes (i) identifying the contract(s) with a customer; (ii) identifying the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; (v) recognize revenue when (or as) the Company satisfies a performance obligation.

On June 1, 2026, the Company entered into a Trademark License and Market Entry Services Agreement with Mr Mak Food Ltd (the "Licensee"), which is not a related party of the Company. Under the agreement the Company, as licensor, granted the Licensee a non-exclusive, non-transferable licence to use the "Mak Don Don" brand and related trademarks in the licensed territory for a term of 36 months. The Licensee pays the Company a fixed monthly licence fee of USD 2,000, payable in advance on or before the fifth day of each calendar month, together with a profit share equal to 12% of the gross profits of all Branded Outlets in the licensed territory. The Company also provides market entry services to assist the Licensee in establishing up to ten Branded Outlets, and receives at least fifty Asian food recipes for use in its own business operations.

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The Company has identified a single combined performance obligation to provide access to the Company’s brand, on the basis that the market entry services are not separately identifiable from the brand licence in the context of the contract and the Licensee cannot benefit from those services separately from the licence. The brand is symbolic intellectual property, because the Licensee’s ability to benefit from the licence depends on the Company’s ongoing brand maintenance and quality control activities. Accordingly, the fixed monthly licence fee is recognized as revenue over time, on a straight-line basis, as the 36-month licence period elapses — being $2,000 in each month of the licence period, irrespective of the level of the Licensee’s sales. The profit share is variable consideration and is recognized when the related Branded Outlet sales occur. The recipes received from the Licensee are non-cash consideration, the fair value of which the Company has determined is not reliably measurable and is immaterial to the transaction price. Revenue of $6,000 was recognized for the three months ended August 31, 2026 (period from June 27, 2025 (Inception) to August 31, 2025: nil), all of which was derived from this single customer. The licence is non-exclusive and the Company is entitled to license the brand to other parties.

Intangible Assets

The "Mak Don Don" brand and related trademarks were developed internally by the Company. The costs of developing the brand were expensed as incurred and, accordingly, no intangible asset is recognized on the balance sheet. The Company holds no acquired intangible assets.

Consulting, Audit, Legal Fees, Transfer Agent Fees

Consulting, audit, legal and transfer agent fees are expensed as incurred.

Travel and Entertainment

Travel and entertainment costs, including air travel, hotel accommodation and meals, are expensed as incurred and are included within administrative expenses.

Accrued Expenses

Accrued expenses represent liabilities recognized for costs incurred in the current period for which the Company has not yet received an invoice or made payment by the balance sheet date. Accrued expenses are recognized when the obligation is probable, and the amount can be reasonably estimated.

Income Taxes

The Company accounts for deferred federal and state income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for future tax benefits attributable to the expected utilization of existing tax net operating loss carryforwards and other types of carryforwards. If the future utilization of some portion of deferred taxes is determined to be unlikely, a valuation allowance is provided to reduce the recorded tax benefits from such assets. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In the event interest or penalties are incurred with respect to income tax matters, our policy is to include such items in income tax expense. We record deferred tax assets and liabilities on a net basis on the balance sheet.

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Related Party Disclosures

The Company engages in transactions with related parties, defined as entities or individuals with significant influence over the Company, including key management personnel, their close family members, and entities controlled or jointly controlled by such parties, as outlined in ASC 850, Related Party Disclosures. Material related party transactions are identified on the face of the balance sheet, income statement, or statement of cash flows. Receivables due from related parties, securities of related parties, and indebtedness of related parties are also disclosed on the face of the balance sheet. Disclosure of related party include the nature of the relationship(s) involved, description of the transactions, the dollar amounts of transactions and the effects of any change in the method of establishing the terms from that used in preceding period, and amounts due from or to related parties as of the date of each balance sheet presented.

Fair Value Measurements

The Company accounts for the Company’s financial assets and liabilities that are recognized and/or disclosed at fair value on a recurring basis in accordance with ASC 820, Fair Value Measurements and Disclosures. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact, and the Company considers assumptions that market participants would use when pricing the asset or liability. ASC 820 establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable and proscribes the following fair value hierarchy in determining fair values:

Level 1 — Quoted prices for identical assets or liabilities in active markets.

Level 2 — Inputs other than quoted prices within Level 1 that are observable either directly or indirectly, including quoted prices in active markets for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data such as interest rates or yield curves.

Level 3 — Unobservable inputs reflecting our view about the assumptions that market participants would use in measuring the fair value of the assets or liabilities.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280, Segment Reporting on an interim and annual basis. The Company adopted ASU 2023-07 during the period from August 01, 2025 to May 31, 2026. The adoption of the ASU did not have a material impact on the Company’s financial statements.

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Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”). The new guidance requires additional disclosure related to the disaggregation of income statement expense categories. ASU 2024-03 is effective for annual periods beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The adoption of ASU 2024-03 is expected to result in additional disclosures and will not have an impact on the Company’s consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments — Credit Losses (Topic 326) (“ASU 2025-05”). The new guidance provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, as follows:

1.   Practical expedient.   In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset.

2.   Accounting policy election.   An entity other than a public business entity that elects the practical expedient is permitted to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses.

ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company does not anticipate the adoption of the practical expedient to have a material impact on the Company’s condensed consolidated financial statements. The Company does not intend to make the accounting policy election.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This update provides amendments to clarify and modernize the accounting for costs incurred to develop or acquire internal-use software. Under this guidance, capitalization for internal-use software costs begins when management has authorized and committed to funding the project and it is probable the project will be completed, and the software will be used to perform the intended function. ASU 2025-06 is effective for annual and interim periods beginning after December 15, 2027, with early adoption permitted on a retrospective, modified, or prospective basis. The Company is currently evaluating the potential impact of this guidance and the timing of adoption.

The Company does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

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Note 3 – Inventories

As of August 31, 2026, inventories comprised food packaging materials of $7,000 (May 31, 2026: nil). No write-down of inventories to net realizable value was recognized during the three months ended August 31, 2026 (period from June 27, 2025 (Inception) to August 31, 2025: nil).

Note 4 – Machinery and Equipment

Machinery and equipment comprise point-of-sale ("POS") machines purchased from a Hong Kong supplier on August 21, 2026, capitalized at a total cost of $13,500, comprising the purchase price of $12,000 and capitalized freight and duty of $1,500. As the Company had not put the POS machines into use as of August 31, 2026, no depreciation was recognized for the three months ended August 31, 2026 (period from June 27, 2025 (Inception) to August 31, 2025: nil). Accordingly, accumulated depreciation as of August 31, 2026 was nil (May 31, 2026: nil) and the net carrying amount of machinery and equipment was $13,500 (May 31, 2026: nil).

Note 5 – Business Segment

For the three months ended August 31, 2026, the Company operates in one reportable segment, a micro-street front takeaway concept, and generated revenue of $6,000 from licensing agreement fees, all of which was derived from a single customer (Note 2).

Note 6 – Operating Expenses

	Period from June 27, 2025 (Inception)
	August 31, 2026	to August 31, 2025

Consulting fee (b)	$10,000	$10,000
Legal fee	–	20,000
Audit fee	–	10,000
Company set up fee	–	1,300
Rent	–	240
Management fee (a)	1,000	–
Packaging samples and trial-run consumables	800	–
Travel and entertainment (c)	10,580	–
Total operating expenses	$22,380	$41,540

(a)	Management fee consists of consideration paid to the Company's Chief Operating Officer, Mr. Hing Choi TSANG, for services rendered to the Company.
(b)	Consulting fee for the three months ended August 31, 2026 represents the independent consultant engaged to prepare the market entry report in connection with the Trademark License and Market Entry Services Agreement. Consulting fee for the period from June 27, 2025 (Inception) to August 31, 2025 represents the independent consultant engaged in connection with the Company's OTCQB listing process.
(c)	Travel and entertainment comprises plane tickets of $6,100, hotel accommodation of $2,940 and food and beverage of $1,540, all paid in cash during the period.

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Note 7 – Stockholder’s Equity

The Company was incorporated under the laws of the state of Wyoming on June 27, 2025. The Company is authorized to issue 100,000,000 shares of common stock at a par value of $0.00 per share. The initial share capital of the Company is 7,000,000 shares of common stock, issued for a consideration of $7,000 in cash. As of August 31, 2026, the Company has 10,000,000 shares of common stock issued and outstanding, consisting of 7,000,000 shares with a par value of $0.00 and additional paid-in capital of $7,000, and 3,000,000 shares with a par value of $0.00 and additional paid-in capital of $300,000, resulting in total additional paid-in capital of $307,000.

Note 8 – Income Taxes

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Federal income tax

United States

The Company is incorporated in the state of Wyoming and is subject to the federal statutory tax rate of 21% for the three months ended August 31, 2026. The Company is not subject to state income tax, as the State of Wyoming does not impose a corporate income tax.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years. Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

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The following table presents a reconciliation of the federal statutory rate to the effective tax rate related to our (expense) benefit for income taxes for the three months ended August 31, 2026. Income tax expense was nil in each period presented; accordingly, the income tax disclosures are presented for the three months ended August 31, 2026 only.

For the Three Months Ended August 31, 2026
Net loss before income taxes	$(16,380)
Income tax benefit attributable to net loss at federal statutory rate of 21%	3,440
State income tax, net of federal benefit	–
Change in valuation allowance	(3,440)
Total tax provision	$–

The components of the (provision)/credit for income taxes (expense)/credit were as follows:

For the Three Months Ended August 31, 2026
Current income tax expense
Federal income tax	$–
State income tax	–
Total current income tax expense	–

Deferred tax (expense)/credit
Federal income tax	–
State income tax	–
Total deferred tax (expense)/credit	–

Total expense	$–

Significant components of the Company’s deferred tax assets are as follows:

For the Three Months Ended August 31, 2026
Tax loss carry forwards	$16,380
Deferred tax assets	3,440
Valuation allowance	(3,440)
Total deferred tax assets, net	$–

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Note 9 – Related Parties

Related parties of the Company for the three months ended August 31, 2026 consist of the following:

Name of Related Parties	Nature of Relationship
Man Kin LAU (i)	Director and Chief Executive Officer

Hing Choi TSANG (ii)	Chief Operating Officer

Notes:

(i)	The Company is controlled by Man Kin LAU by virtue of 70% beneficial ownership of the Company’s shares of common stock as of August 31, 2026.
(ii)	The Company's Board of Directors approved the appointment of Hing Choi TSANG as the Company's Chief Operating Officer on July 31, 2025.

Transactions with related parties

Mr. TSANG paid the $7,000 subscription price for Mr. LAU's initial 7,000,000 shares of common stock on Mr. LAU's behalf. Mr. LAU is the legal and beneficial owner of those shares and holds 70% of the Company's outstanding shares of common stock as of August 31, 2026. Mr. TSANG holds no shares of the Company and no amount is outstanding from the Company to Mr. TSANG in respect of that payment as of August 31, 2026. In addition, Mr. TSANG provided the Company with $43,000 in cash as related party payables to fund operating expenses of the Company. The related party payables were non-trade, non-interest bearing and payable upon the demand of Mr. TSANG. All amounts outstanding to Mr. TSANG were fully repaid prior to May 31, 2026, and no related party payable was outstanding as of August 31, 2026 (May 31, 2026: nil).

For the three months ended August 31, 2026, the Company paid $1,000 in consideration to its Chief Operating Officer, Mr. Hing Choi TSANG, for services rendered to the Company.

Related Party Payables

	As of May 31, 2026	As of August 31, 2026

Payables due to Mr. Tsang	$–	$–

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Note 10 – Commitments and Contingencies

(i) Litigation

The Company may in the future be involved as a party to various legal proceedings that are incidental to the ordinary course of business. The Company is not currently involved and has no significant unresolved legal issues as of August 31, 2026 and May 31, 2026.

(ii) Contingencies

The Company accounts for loss contingencies in accordance with ASC 450 and other related guidelines. As of August 31, 2026 and May 31, 2026, the Company’s management is of the opinion that there are no commitments and contingencies to account for.

Note 11 – Subsequent Events

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred after August 31, 2026, up through the date the Company issued the unaudited financial statements and concluded that there was no other reportable event.

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The information in this Item 9 is disclosed voluntarily pursuant to Item 9 of Form 1-U.

Exhibit Index

Exhibit No. Description

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mak Don Don Inc.

By: /s/ Man Kin LAU

Man Kin LAU

Chief Executive Officer

(Principal Executive Officer)

Date: September 30, 2026

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